650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

January 31, 2017

Via EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Russell Mancuso, Branch Chief, Office of Electronics and Machinery Heather Percival

Re:	Capnia, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 5, 2017
File No. 001-36593

Dear Mr. Mancuso:

On behalf of Capnia, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 24, 2017 and relating to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-36593) filed with the Commission on January 5, 2017 (the “Proxy Statement”). The Company has also revised the Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter a revised Preliminary Proxy Statement (the “Revised Proxy Statement”) which reflects these revisions and updates and clarifies certain other information.

In this letter, we have recited the comments from the Staff in bold italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Proxy Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Proxy Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

1.	Effect on the Transactions on Capnia Stockholders, page 3. Please provide us the information addressed in Regulation S-K Item 201(b)(2) reflecting the effect of the merger and related financing, and include your analysis of whether that information is material. See Instruction 3 to Item 14 of Schedule 14A.

AUSTIN    BEIJING    BRUSSELS     HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO     SAN DIEGO

SAN FRANCISCO    SEATTLE SHANGHAI     WASHINGTON, DC    WILMINGTON, DE

U.S. Securities and Exchange Commission

January 31, 2017

RESPONSE TO COMMENT 1: The Company acknowledges the Staff’s comment and has revised pages 3, 44, and 108 of the Proxy Statement to provide the information required by Regulation S-K Item 201(b)(2) to show the effect of the issuance of shares of Company common stock in the merger and concurrent financing transactions. The Company does not have any present commitments to any persons identified in the tabular disclosures on page 108 with respect to the issuance of shares of any class of its common equity, other than those commitments described in the footnotes to the table on page 108 and the obligations to issue shares of Company common stock pursuant to the merger agreement and in the concurrent financing. In light of the dilutive effect of the issuance of shares of Company common stock in the merger and concurrent financing transactions, the Company believes that this information is material to an informed voting decision in accordance with Instruction 3 to Item 14 of Schedule 14A.

2.	Change of Control provisions in Essentialis’ agreements triggered …, page 20. Please disclose all material information regarding the change of control provisions that may be triggered in connection with the transactions. As examples only and to the extent material, identify the counterparty and the corresponding agreement, discuss the counterparty’s rights or remedies under the agreement, and disclose the status of any waiver negotiations.

RESPONSE TO COMMENT 2: The Company acknowledges the Staff’s comment and has revised the Proxy Statement to disclose all material information regarding the change of control provisions that may be triggered in connection with the transactions. Specifically, the following pages of the Revised Proxy Statement have been revised to disclose the effect the transactions will have on the following agreements:

•	Page 48 of the Revised Proxy Statement describes the effect that the transactions will have on Essentialis’s 2010 Key Personnel Incentive Plan, as amended. Specifically, the participants in the 2010 Key Personnel Incentive Plan are entitled to a portion of the proceeds received by Essentialis in connection with a change of control.

•

Pages 21 and 49 of the Revised Proxy Statement describes the effect that the transactions will have pursuant to convertible bridge notes (the “Notes”) and warrants (“Warrants”) issued in a series of Essentialis convertible bridge note financings, for a period from December 1, 2011 through January 6, 2017. Specifically, certain Notes purchased between July 24, 2012 and November 17, 2016 provide for acceleration of repayment upon a change of control. Essentialis is in the process of negotiating amendments to such Notes that would, if approved, provide for automatic conversion of the principal and interest due under such Notes immediately prior to the effective time of a change of control. All other Notes (including those issued prior to July 24, 2012) and Warrants to purchase shares of Series B Preferred Stock of Essentialis, will

U.S. Securities and Exchange Commission

January 31, 2017

pursuant to their terms, automatically convert into, or be exercisable for, shares of Series B Preferred Stock of Essentialis immediately prior to the effective time of a change of control of Essentialis.

Please direct any questions regarding the Company’s responses or the Revised Proxy Statement to me at (650) 996-4063 or esatusky@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Elton Satusky
Elton Satusky

cc:	David O’Toole, CFO Capnia, Inc.